Exhibit 99.9

25 February 2005

Mitchells & Butlers plc

US Annual Report on Form 20-F for the year ended 25 September 2004

The above document has been filed with the Securities and Exchange Commission and is available on the Mitchells & Butlers plc website at www.mbplc.com.

-ENDS-